UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 2, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

introduction
     We prepare the Interim Report as an update of our Annual Report, with a focus on the current period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures (1)

		3rd quarter (2)		first nine months (3)
		2006	2005	2006	2005

	Income from continuing operations	804	618	2,520	2,561
	(in millions of euros)

	Loss from discontinued operations, net of income taxes	(12)	(229)	(28)	(390)
	(in millions of euros)
	Net income	792	389	2,492	2,171
	(in millions of euros)

	Earnings per share from continuing operations (4)	0.90	0.69	2.83	2.88
	(in euros)
	Loss per share from discontinued operations (4)	(0.01)	(0.25)	(0.03)	(0.44)
	(in euros)
	Earnings per share (4)	0.89	0.44	2.80	2.44
	(in euros)

	Net cash from operating and investing activities (5)	1,768	(284)	1,349	(2,148)
	(in millions of euros)
therein:	Net cash provided by operating activities	1,530	1,366	2,637	1,273
	Net cash provided by (used in) investing activities	238	(1,650)	(1,288)	(3,421)

	New orders (5)	22,442	19,764	73,643	60,195
	(in millions of euros)

	Sales (5)	21,173	18,583	63,402	53,339
	(in millions of euros)

	June 30, 2006	September 30, 2005

Employees (5) (in thousands)	475	461
Germany	162	165
International	313	296

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	April 1 — June 30, 2006 and 2005, respectively.
(3)	October 1, 2005 and 2004 — June 30, 2006 and 2005, respectively.
(4)	Earnings per share — basic.
(5)	Continuing operations.

Management’s discussion and analysis

Overview of financial results for the third quarter of fiscal 2006

•	Net income was €792 million and earnings per share were €0.89, both more than double the level in the third quarter a year earlier. Income on a continuing basis was €804 million, up 30% compared to the prior-year period.

•	Orders and sales each rose 14%, to €22.442 billion and €21.173 billion, respectively.

•	On a continuing basis, net cash from operating and investing activities was €1.768 billion, including €1.127 billion in net proceeds from the sale of Siemens’ remaining shares in Infineon Technologies AG. For comparison, operating and investing activities in the third quarter a year earlier used net cash of €284 million, including €731 million in net cash used to acquire CTI Molecular Imaging, Inc.

     We believe that the third quarter continued the overall momentum of Siemens, with higher income, sales and orders compared to a year earlier. It was a particularly successful quarter in terms of reshaping the company’s business portfolio. In addition to announcing a new joint venture for the company’s carrier communications business with an outstanding partner in Nokia Corporation (Nokia), the company also initiated strategic acquisitions that would make Siemens an important player in clinical diagnostics, one of the most dynamic sectors of medicine.
     For the third quarter of fiscal 2006, ended June 30, 2006, Siemens reported net income of €792 million, up 104% compared to €389 million in the same period a year earlier. Basic and diluted earnings per share rose to €0.89 and €0.85, respectively, from €0.44 and €0.42 in the third quarter a year earlier. Discontinued operations lost €12 million in the third quarter, compared to a loss of €229 million in the same period a year earlier. Income from continuing operations in the third quarter was €804 million, a 30% increase from €618 million a year earlier. Basic and diluted earnings per share from continuing operations were €0.90 and €0.86, respectively. A year earlier, basic and diluted earnings per share from continuing operations in the third quarter were €0.69 and €0.67, respectively.
     A majority of the Groups in Operations posted higher earnings year-over-year. Major earnings contributions came from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Power Transmission and Distribution (PTD), and Osram. Severance charges at Communications (Com) and Siemens Business Services (SBS) totaled €69 million, somewhat more than in the prior-year period but less than the level expected for the fourth quarter of fiscal 2006. Corporate items benefited from the sale of Infineon shares mentioned above, which resulted in a €33 million gain.
     Income before income taxes from the other two components of Siemens worldwide, Financing and Real Estate and Corporate Treasury, rose to €185 million from €162 million in the third quarter a year earlier.
     Third-quarter orders of €22.442 billion were up 14% compared to the third quarter a year earlier, led by strong order growth at A&D, Transportation Systems (TS) and PTD. Sales increased 14% as well, to €21.173 billion. International markets were the primary source of top-line growth, as sales in Germany edged up 1% and orders in Germany declined 2% compared to the prior-year level. Currency translation effects in the quarter were negligible. Organic growth in the third quarter included a 9% rise in orders and a 7% increase in sales for Siemens overall, despite declines in Germany of 4% in orders and 1% in sales. Portfolio effects included divestment of the Product Related Services (PRS) business at SBS at the beginning of the current quarter, and a number of major acquisitions in the fourth quarter of the prior year including VA Technologie AG (VA Tech). Beginning with the fourth quarter, these acquisitions will contribute to sales and orders on an organic basis rather than as new volume, with a corresponding effect on reported growth rates.
     On a continuing basis, net cash provided from operating and investing activities within Operations in the third quarter was €1.510 billion compared to €101 million provided in the prior-year period. The current period included €1.127 billion in net proceeds from the Infineon share sale, while the prior-year period included €731 million used to acquire CTI Molecular Imaging, Inc. (CTI). Cash payments for severance at Com and SBS were higher in the current period, totaling €81 million compared to €24 million in the prior-year period. Both periods included significant cash used for inventories and capital expenditures associated with business growth. Within

Financing and Real Estate and Corporate Treasury activities, net cash from operating and investing activities in the third quarter was €258 million compared to a negative €385 million a year earlier. For Siemens on a continuing basis, net cash from operating and investing activities in the third quarter was €1.768 billion compared to a negative €284 million a year earlier.
Results of Siemens
Results of Siemens – Third quarter of fiscal 2006 compared to third quarter of fiscal 2005
     The following discussion presents selected information for Siemens for the third quarter:

	June 30,
(€ in millions)	2006	2005

New orders	22,442	19,764
New orders in Germany	3,717	3,791
New international orders	18,725	15,973
Sales	21,173	18,583
Sales in Germany	3,797	3,759
International sales	17,376	14,824
     Third-quarter orders increased 14% year-over-year, to €22.442 billion, led by strong order growth at A&D, TS, and PTD. Sales were up to €21.173 billion, which also represents a 14% increase compared to the third quarter a year earlier. On aggregate, currency translation effects in the quarter were negligible. Excluding the net effect of acquisitions and dispositions, third-quarter orders rose 9% and sales were up 7% year-over-year. International markets were the primary source of growth, as orders in Germany declined 2% year-over-year, to €3.717 billion, while sales edged up 1%, to €3.797 billion. International orders and sales were each up 17% compared to the prior-year period, at €18.725 billion and €17.376 billion, respectively.
     Within international growth in the third quarter, Asia-Pacific posted orders of €3.399 billion, a 22% increase, and sales rose 30% year-over-year, to €3.199 billion. Within Asia-Pacific, orders in China increased 15%, to €1.111 billion, while sales in China climbed 41%, to €1.126 billion. In Europe outside Germany, orders increased 19%, to €6.699 billion, mainly on organic growth. Sales in Europe outside Germany rose 9% year-over-year, to €6.463 billion, on the strength of acquisitions. Growth in the Americas was robust, with the region as a whole generating order and sales growth of 12% and 15%, respectively. Orders strongly benefited from portfolio effects, while sales grew on a balance of both organic growth and portfolio effects. Within the Americas, the U.S. posted orders of €4.712 billion, an increase of 21%, and sales of €4.518 billion were 22% higher than in the prior-year period.

	June 30,
(€ in millions)	2006	2005

Gross profit on sales	5,927	5,300
as percentage of sales	28.0%	28.5%
     Gross profit increased 12% year-over-year, due to a significant increase in sales compared to the prior-year period. Gross profit as a percentage of sales for the third quarter came in lower, at 28.0% compared to 28.5% a year earlier. This is partly due to a changed sales mix at a number of Groups, including A&D and PG.

	June 30,
(€ in millions)	2006	2005

Research and development expenses	(1,408)	(1,251)
as percentage of sales	6.6%	6.7%
Marketing, selling and general administrative expenses	(3,617)	(3,374)
as percentage of sales	17.1%	18.2%
Other operating income, net	4	44
Income from investments in other companies, net	109	78
Income (expense) from financial assets and marketable securities, net	67	(27)
Interest income (expense) of Operations, net	(12)	2
Other interest income, net	58	65
     Research and development (R&D) expenses increased to €1.408 billion from €1.251 billion a year earlier, including higher outlays at SV. Due to the significant increase in sales year-over-year, R&D nevertheless declined to 6.6% of sales from 6.7% in the prior-year quarter. Marketing, selling and general administrative expenses also increased but declined as a percentage of sales, from 18.2% to 17.1%, due to significantly higher sales year-over-year. Income from investment in other companies, net, increased to €109 million from €78 million in the prior-year period, primarily due to higher equity earnings from a major joint venture. Income from financial assets and marketable securities, net of €67 million benefited from a €33 million gain from sale of Infineon shares and positive effects from derivative activities not qualifying for hedge accounting at Corporate Treasury. A year earlier, income from financial assets and marketable securities, net was a negative €27 million.

	June 30,
(€ in millions)	2006	2005

Income from continuing operations before income taxes	1,128	837
Income taxes	(276)	(186)
as percentage of income from continuing operations before income taxes	24%	22%
Minority interest	(48)	(33)
Income from continuing operations	804	618
Loss from discontinued operations, net of income taxes	(12)	(229)
Net income	792	389
     In the third quarter, income from continuing operations was €804 million compared to €618 million in the same period a year earlier. While severance charges at Com and SBS were higher at €69 million compared to €58 million a year earlier, strong sales growth generated significantly higher gross profit compared to the third quarter a year earlier. Dominated by domestic tax free income, income taxes on Siemens’ income from continuing operations were 24% in the third quarter of fiscal 2006, up from 22% in the same period a year earlier. In the prior year period our income tax rate benefited from a reorganization of certain businesses in the U.S. generating previously unrecognized tax deductions. Discontinued operations consist solely of activities related to the previously divested mobile phone business. Discontinued operations had a loss, net of income taxes of €12 million in the current period, down sharply from €229 million a year earlier. This change is reflected directly in third-quarter net income, which rose to €792 million from €389 million in the same period a year earlier.

Results of Siemens – First nine months of fiscal 2006 compared to first nine months of fiscal 2005
     The following discussion presents selected information for Siemens for the nine months:

	June 30,
(€ in millions)	2006	2005

New orders	73,643	60,195
New orders in Germany	12,567	12,154
New international orders	61,076	48,041
Sales	63,402	53,339
Sales in Germany	11,833	11,505
International sales	51,569	41,834
     Orders in the first nine months were €73.643 billion, a 22% increase from €60.195 billion in the prior-year period. Sales of €63.402 billion were up 19% from €53.339 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions (organics growth), orders climbed 10% and sales rose 8%. Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders for the first nine months were up 27% year-over-year, to €61.076 billion. Sales rose 23%, to €51.569 billion. In Germany, both orders and sales increased 3% year-over-year, to €12.567 billion and €11.833 billion, respectively, primarily due to acquisitions between the periods under review.
     Within international growth, Asia-Pacific posted orders of €11.668 billion and sales of €9.233 billion, both up 35% year-over-year. Within Asia-Pacific, orders in China for the first nine months climbed 34%, to €4.109 billion, while sales surged 56%, to €3.201 billion. In the Americas order and sales grew by 22% and 24%, respectively, including strong portfolio and currency translation effects. Within this trend, the U.S. posted orders of €13.634 billion and sales of €12.726 billion, both 22% higher than in the first nine months a year earlier. In Europe outside Germany, orders for the first nine months increased 19%, to €22.614 billion, and sales were up 14% year-over-year, at €19.881 billion, both strongly benefiting from portfolio effects.

	June 30,
(€ in millions)	2006	2005

Gross profit on sales	17,514	15,986
as percentage of sales	27.6%	30.0%
     Gross profit for the first nine months increased 10% year-over-year, as a majority of the Groups in Operations increased their earnings. Gross profit margin for the first nine months was 27.6% compared to 30.0% a year earlier. Factors that reduced gross profit margin year-over-year were primarily a changed sales mix at a number of Groups, particularly at A&D and PG and higher severance charges at SBS and Com.

	June 30,
(€ in millions)	2006	2005

Research and development expenses	(4,117)	(3,608)
as percentage of sales	6.5%	6.8%
Marketing, selling and general administrative expenses	(11,168)	(9,898)
as percentage of sales	17.6%	18.6%
Other operating income, net	179	38
Income from investments in other companies, net	546	434
Income from financial assets and marketable securities, net	439	309
Interest expense of Operations, net	(24)	(23)
Other interest income, net	164	206
     R&D investments and marketing, selling and general administrative expenses in the first nine months of fiscal 2006 increased compared to the first nine months a year earlier, but declined as a percentage of sales due primarily to significant sales growth between the two periods under review. Other operating income, net was €179 million in the current period up from €38 million a year earlier. The increase was due mainly to beneficial effects related to settlement of an arbitration proceeding, and also higher disposals of real estate property in the current period. Income from investment in other companies, net increased to €546 million from €434 million in the prior-year period, mainly due to increased gains from sales of investments. Income from financial assets and marketable securities rose year-over-year, primarily due to higher gains on sale of shares in Juniper Networks, Inc., which amounted to €356 million in the current period and €208 million in the prior-year period.

	June 30,
(€ in millions)	2006	2005

Income from continuing operations before income taxes	3,533	3,444
Income taxes	(867)	(787)
as percentage of income from continuing operations before income taxes	25%	23%
Minority interest	(146)	(96)
Income from continuing operations	2,520	2,561
Loss from discontinued operations, net of income taxes	(28)	(390)
Net income	2,492	2,171
     Income from continuing operations before income taxes in the first nine months was €3.533 billion compared to €3.444 billion in the same period a year earlier, despite a substantial increase in severance charges at SBS and Com that was only partially offset by higher gains from sales of Juniper shares mentioned above. The severance charges at SBS and Com totaled €596 million compared to €165 million in the prior-year period.
     Income from continuing operations in the first nine months was €2.520 billion, slightly below €2.561 billion in the same period a year earlier, due to a higher tax rate. The tax rate in the current year of 25% was dominated by domestic tax free income, while in the prior year period our income tax rate of 23% benefited from a reorganization of certain businesses in the U.S. generating previously unrecognized tax deductions. The loss from discontinued operations, net of income taxes was €28 million in the current period, down from a loss of €390 million in the first nine months a year earlier. This change had a corresponding effect on nine-month net income, which rose 15% year-over-year, to €2.492 billion.

Portfolio activities
     During the third quarter, Med announced two acquisitions that would strengthen its competitive position in the strategically important medical diagnostics market. The first acquisition involves Diagnostics Products Corporation (DPC), USA. The preliminary purchase price amounts to approximately €1.5 billion (see “Subsequent event” for further information). Med also signed an agreement to acquire the diagnostics division of Bayer AG, Germany for a preliminary purchase price of approximately €4.2 billion. The transaction, which is subject to regulatory approval and other customary closing conditions, is expected to close early in fiscal 2007.
     Also in the third quarter, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG, Austria. The sale was completed in May 2006 for a purchase price of approximately €185 million.
     At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.
     In June 2006, Siemens agreed to divest the distribution and industry logistics as well as material handling products (Dematic) businesses, pending regulatory approval. The assets and liabilities of Dematic-related operations of Siemens are classified on the balance sheet as held for disposal. The transaction is expected to close in the fourth quarter of fiscal 2006.
     Also in June 2006, Siemens and Nokia announced to contribute the carrier-related operations of Siemens, which are part of Com, and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own 50% of NSN. The assets and liabilities of carrier-related operations of Siemens are classified on the balance sheet as held for disposal. The transaction is expected to close by the second quarter of fiscal 2007 at the latest.
     The assets and liabilities of the enterprise networks business, which is part of Com, were also reclassified on the balance sheet as held for disposal as of June 30, 2006. The Company expects to divest the enterprise networks business within one year.
     For a detailed discussion of our acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”

Segment information analysis
Operations
Information and Communications
Communications (Com)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	3	(81)			365	364	0%
Group profit margin	0.1%	(2.7)%			3.9%	4.2%
Sales	2,972	2,955	1%	(1)%	9,362	8,706	8%	4%
New orders	3,258	3,099	5%	4%	10,279	9,551	8%	4%

*	Excluding portfolio effects of 2% and 1% on sales and orders, respectively.

**	Excluding currency translation effects of 3% on sales and orders, and portfolio effects of 1% on sales and orders.
     Following an intensive analysis by the Managing Board associated with the strategic reorientation of Com’s operations, the carved out Siemens Home and Office Communication Devices business (SHC) was reclassified to Other Operations effective in the third quarter. Results for both Com and Other Operations have been recast on a retroactive basis, to present meaningful comparisons between current and prior periods.
     Third-quarter sales for Com edged up 1% year-over-year, to €2.972 billion, and orders rose 5%, to €3.258 billion. Group profit at Com was positive compared to a loss in the third quarter a year earlier. Severance charges of €34 million were nearly unchanged compared to the prior-year quarter. The carrier business posted higher sales and also increased its earnings contribution year-over-year. Sales at the enterprise networks business declined year-over-year, and its loss widened. Com expects higher severance charges in the fourth quarter compared to the third quarter.
     In the first nine months of fiscal 2006, sales at Com were €9.362 billion and orders were €10.279 billion, both 8% higher than in the first nine months a year earlier. Nine-month Group profit was nearly unchanged at €365 million. While severance charges were higher in the current period, at €198 million compared to €62 million, the current period also included higher gains on sales of Com’s shares in Juniper Networks, Inc., totaling €356 million compared to €208 million in the first nine months a year earlier. Com’s carrier networks activities delivered higher sales and earnings compared to the first nine months of the prior year. While year-to-date sales at the enterprise networks business declined slightly, losses widened significantly year-over-year.
     Execution of the strategic reorientation of Com’s operations is expected to continue in coming quarters. Effective with the end of the third quarter, on June 30, 2006, Com’s carrier networks business and its enterprise networks business are held for disposal. In June of 2006, Siemens reached an agreement to merge the carrier networks business into a joint venture with Nokia, and this transaction is expected to close by the second quarter of fiscal 2007 at the latest. For further information see “Notes to the Consolidated Financial Statements”. In addition, A&D will assume operational control of Com’s Wireless Modules division at the beginning of fiscal 2007.

Siemens Business Services (SBS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	(99)	(109)	9%		(522)	(263)	(98)%
Group profit margin	(9.2)%	(8.2)%			(13.5)%	(6.8)%
Sales	1,081	1,331	(19)%	(1)%	3,880	3,871	0%	2%
New orders	1,054	1,331	(21)%	2%	3,919	4,730	(17)%	(13)%

*	Excluding portfolio effects of (18)% and (23)% on sales and orders, respectively.

**	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of (3)% and (5)% on sales and orders, respectively.
     Effective at the beginning of the third quarter on April 1, 2006, SBS closed the previously announced sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.
     Sales and orders for SBS in the third quarter decreased and reflect the PRS divestment, coming in at €1.081 billion and €1.054 billion, respectively. On an adjusted basis, excluding portfolio effects, sales came within 1% of the prior-year level and third-quarter orders were up 2% year-over-year. Group profit was again negative, but improved compared to the same quarter a year earlier. The current period included higher severance charges compared to the prior year, at €35 million, as well as adverse effects related to the divestiture of PRS.
     In the first nine months of fiscal 2006, sales of €3.880 billion were nearly level year-over-year. Orders of €3.919 billion were lower due to a more selective order intake, the PRS divestiture, and a smaller number of major orders compared to the first nine months a year earlier. The Group’s loss of €522 million for the first nine months included severance charges totaling €398 million, a significantly higher level than in the same period a year earlier.
Automation and Control
Automation and Drives (A&D)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	396	333	19%		1,121	909	23%
Group profit margin	12.3%	13.2%			12.1%	12.6%
Sales	3,214	2,515	28%	10%	9,297	7,196	29%	8%
New orders	3,541	2,692	32%	11%	10,640	7,727	38%	13%

*	Excluding portfolio effects of 18% and 21% on sales and orders, respectively.

**	Excluding currency translation effects of 3% on sales and orders, and portfolio effects of 18% and 22% on sales and orders, respectively.
     Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to present a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.
     In the third quarter A&D posted a quarterly profit of €396 million, up 19% year-over-year. A&D’s Group profit margin remained high for the quarter, despite a changing sales mix and increased selling costs associated with strategic expansion of the Group’s business base. Both sales and orders included a combination of double-digit organic growth and new volume from acquisitions between the periods under review. As a result, sales climbed to €3.214 billion, up 28% year-over-year, and orders rose to €3.541 billion, 32% higher than the prior-year period. A&D’s continued expansion in Asia-Pacific included particularly rapid growth in China.
     For the first nine months, Group profit at A&D reached €1.121 billion, a new high and a 23% increase compared to the first nine months a year earlier. Sales for the first nine months climbed to €9.297 billion and orders reached €10.640 billion, both up strongly from the same period a year earlier. These increases followed the same pattern as in the third quarter, as new volume from acquisitions joined a solid base of organic growth and regionally broad demand was highlighted by rapid growth in Asia-Pacific. In the fourth quarter, the acquisitions of Flender and Robicon, both acquired in the fourth quarter of fiscal 2005, will contribute to sales and orders on an organic basis rather than as new volume, with a corresponding effect on reported growth rates.
     Beginning in fiscal 2007, A&D will assume operational responsibility for the Wireless Modules division currently included within Com.
Industrial Solutions and Services (I&S)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	78	13	500%		207	107	93%
Group profit margin	3.5%	0.9%			3.3%	2.6%
Sales	2,232	1,401	59%	17%	6,342	4,161	52%	12%
New orders	1,744	1,384	26%	10%	6,896	5,005	38%	(2)%

*	Excluding portfolio effects of 42% and 16% on sales and orders, respectively.

**	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 36% on sales and orders.
     Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis.
     Third-quarter Group profit at I&S was €78 million, including a substantial positive contribution from the VA Tech acquisition. For comparison, Group profit in the prior-year period included project-related charges. Sales of €2.232 billion in the third quarter were 59% higher than in the prior-year period, and included increases in all lines of business. Orders for the quarter rose 26% year-over-year, to €1.744 billion. The growth in both sales and orders in the third quarter benefited strongly from the VA Tech acquisition which took place at the beginning of the fourth quarter of fiscal 2005.
     Results at I&S for the first nine months also show the influence of VA Tech, which helped push Group profit to €207 million on sales of €6.342 billion. Order growth for the first nine months was due primarily to VA Tech, as the Group’s Postal Automation and Airport Logistics divisions posted lower orders compared to the first nine months a year earlier. In the fourth quarter, the VA Tech acquisition will contribute to sales and orders on an organic basis rather than as new volume, with a corresponding effect on reported growth rates.
Siemens Building Technologies (SBT)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	45	26	73%		147	97	52%
Group profit margin	4.0%	2.4%			4.3%	3.1%
Sales	1,122	1,075	4%	3%	3,393	3,115	9%	5%
New orders	1,142	1,139	0%	(1)%	3,833	3,355	14%	10%

*	Excluding portfolio effects of 1% on sales and orders.

**	Excluding currency translation effects of 3% on sales and orders, and portfolio effects of 1% on sales and orders.
     SBT posted Group profit of €45 million in the third quarter, up from €26 million in the same period a year earlier. The increase resulted in part from increased capacity utilization combined with higher sales, which rose 4% to €1.122 billion. Profitability in the third quarter also benefited from greater emphasis on higher-margin activities based on products and services. Third-quarter orders were level with the prior-year period, at €1.142 billion.
     In the first nine months of fiscal 2006, the factors mentioned above lifted SBT’s Group profit by 52% year-over-year, to €147 million. Sales in the first three quarters were €3.393 billion, up from €3.115 billion in the same period a year earlier. Broad-based demand for SBT’s security, safety, building comfort and building automation solutions boosted orders to €3.833 billion for the first nine months from €3.355 billion in the prior-year period.
Power
Power Generation (PG)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	213	224	(5)%		637	695	(8)%
Group profit margin	8.1%	10.6%			8.9%	12.2%
Sales	2,635	2,114	25%	22%	7,162	5,716	25%	18%
New orders	2,475	2,646	(6)%	(11)%	9,794	7,646	28%	17%

*	Excluding portfolio effects of 3% and 5% on sales and orders, respectively.

**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 5% and 9% on sales and orders, respectively.
     PG’s Group profit of €213 million in the third quarter included charges related to a major project and a changed sales mix compared to the prior year. In particular, while the Wind Power division doubled its third-quarter sales and earnings compared to a year earlier, its earnings margin is rising from a lower level compared to PG’s fossil power generation business. Third-quarter sales for PG overall climbed 25% year-over-year, to €2.635 billion, as the Group converted strong order growth in recent quarters to current business. Orders were €2.475 billion compared to €2.646 billion in the third quarter a year earlier, which included a higher level of large orders in the fossil power generation business.
     For the first nine months, Group profit of €637 million included the charges mentioned above, as well as an adverse result in arbitration related to a turnkey power generation project in the Philippines. In contrast, Group profit of €695 million in the first nine months a year earlier benefited from higher cancellation gains. In addition, the company expects earnings from joint ventures to be significantly lower in the fourth quarter of fiscal 2006 compared to the same period a year earlier. Sales for PG rose to €7.162 billion from €5.716 billion in the first nine months a year earlier. Nine-month orders at PG climbed to €9.794 billion from €7.646 billion in the same period a year earlier, including a number of major orders in the Middle East, the Americas and Europe. Orders in the Wind Power division in the first nine months jumped 182% year-over-year.
     After the close of the third quarter, PG announced an agreement to acquire AG Kühnle, Kopp & Kausch of Germany, a maker of steam turbines, turbocompressors and fans for industrial applications with fiscal 2005 revenues of approximately €270 million. This transaction, which requires regulatory approval, is expected to close in the fourth quarter.
Power Transmission and Distribution (PTD)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	113	27	319%		278	140	99%
Group profit margin	6.6%	2.9%			6.0%	5.2%
Sales	1,718	945	82%	52%	4,670	2,669	75%	35%
New orders	2,075	1,323	57%	39%	6,345	3,645	74%	41%

*	Excluding currency translation effects of 1% on orders, and portfolio effects of 30% and 17% on sales and orders, respectively.

**	Excluding currency translation effects of 6% and 7% on sales and orders, respectively, and portfolio effects of 34% and 26% on sales and orders, respectively.
     A strong third quarter for PTD included substantial increases in Group profit, sales and orders. The rise in Group profit, to €113 million, was driven by higher sales at every division, led by the High Voltage division. For comparison, Group profit at PTD a year earlier included severance charges in the Transformers division. New volume from the VA Tech acquisition added to the Group’s exceptionally strong organic growth in the third quarter, particularly including large orders in the Middle East. As a result, third-quarter sales jumped 82%, to €1.718 billion, and orders for the quarter climbed 57% year-over-year, to €2.075 billion.
     In the first nine months of fiscal 2006, Group profit of €278 million at PTD was up strongly compared to the same period a year earlier. Group profit in the prior-year period included the severance charges noted above. Group profit growth for the first nine months benefited from a 75% rise in sales year-over-year, to €4.670 billion, including new volume from VA Tech. Orders climbed to €6.345 billion, up 74% year-over-year on particularly strong demand in the Middle East. While the VA Tech acquisition expanded PTD’s business base, organic growth accounted for much of the increase in sales and the majority of the increase in orders. In the fourth quarter, the VA Tech acquisition will contribute to sales and orders on an organic basis rather than as new volume, with a corresponding effect on reported growth rates.
Transportation
Transportation Systems (TS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	18	6	200%		60	30	100%
Group profit margin	1.8%	0.6%			2.0%	1.0%
Sales	987	1,075	(8)%	(10)%	3,056	3,029	1%	(2)%
New orders	1,550	768	102%	99%	5,430	3,009	80%	76%

*	Excluding portfolio effects of 2% and 3% on sales and orders, respectively.

**	Excluding currency translation effects of 1% and 2% on sales and orders, respectively, and portfolio effects of 2% on sales and orders.
     Group profit at TS was €18 million in the third quarter, up from €6 million in the same period a year earlier. Orders more than doubled compared to the prior-year period, to €1.550 billion, led by a major new contract for trains and maintenance in Russia. Third-quarter sales of €987 million were below the level a year earlier.
     TS improved Group profit to €60 million for the first nine months even though sales were nearly level with the prior-year period, at €3.056 billion. In contrast, nine-month order growth was robust, rising 80% to €5.430 billion, fueled by strong demand for trains, particularly including major orders in China, Russia, Spain and Austria.
Siemens VDO Automotive (SV)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	158	178	(11)%		498	482	3%
Group profit margin	6.1%	6.9%			6.5%	6.7%
Sales	2,604	2,566	1%	(1)%	7,667	7,199	7%	3%
New orders	2,600	2,733	(5)%	(7)%	7,660	7,370	4%	0%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 1% on sales and orders.

**	Excluding currency translation effects of 4% on sales and orders.
     Group profit at SV was €158 million in the third quarter, including €17 million in charges for capacity adjustments and higher research and development (R&D) investments. Sales and orders were €2.604 billion and €2.600 billion, respectively, in a usually strong period. Orders in the prior-year quarter included a large contract won jointly with SBS.

     For the first nine months, SV’s Group profit of €498 million was up 3% compared to the same period a year earlier despite a significant rise in R&D expenses year-over-year. Group profit in the current period included gains from sales of investments related to joint ventures as well as charges for capacity adjustments. In the current period, broad-based growth lifted sales and orders to €7.667 billion and €7.660 billion, respectively.
Medical
Medical Solutions (Med)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	233	241	(3)%		737	674	9%
Group profit margin	12.7%	12.5%			12.6%	12.6%
Sales	1,837	1,921	(4)%	(4)%	5,868	5,351	10%	5%
New orders	2,088	2,119	(1)%	1%	6,340	6,072	4%	1%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of (1)% on orders.

**	Excluding currency translation effects of 4% and 3% on sales and orders, respectively, and portfolio effects of 1% on sales.
     Med was one of Siemens’ top earnings contributors, with €233 million in Group profit in the third quarter. The difference compared to the prior year is primarily volume-related, since Med increased its quarterly Group profit margin year-over-year. While sales of €1.837 billion came in lower compared to the strong third quarter a year earlier, orders of €2.088 billion were up slightly on an adjusted basis.
     Group profit at Med for the first nine months rose 9% to €737 million on higher sales. Nine-month sales rose 10% year-over-year, to €5.868 billion, in an increasingly competitive market for medical solutions, particularly diagnostics imaging systems, while orders rose 4%, to €6.340 billion.
     During the third quarter Siemens entered into an agreement to acquire Diagnostic Products Corporation (DPC) of the U.S., a leading provider of in-vitro clinical diagnostics that complement Med’s established strengths in in-vivo diagnostic imaging. Also in the third quarter, Med announced an agreement to acquire the Diagnostics division of Bayer AG, which would expand Med’s position in the fast-growing field of molecular diagnostics. For further information concerning the acquisitions of DPC and the Diagnostics division of Bayer AG see “Portfolio activities” above and “Subsequent event” below as well as “Notes to the Consolidated Financial Statements.”
Lighting
Osram

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**

Group profit	111	111	0%		368	348	6%
Group profit margin	10.2%	10.7%			10.7%	11.0%
Sales	1,089	1,038	5%	5%	3,453	3,178	9%	5%
New orders	1,089	1,038	5%	5%	3,453	3,178	9%	5%

*	Excluding currency translation effects.

**	Excluding currency translation effects of 4% on sales and orders.

     Group profit at Osram was €111 million, level with the prior year despite higher costs associated with the market launch of innovative new products. The Group grew in all regions, posting sales of €1.089 billion for the quarter compared to €1.038 billion in the same period a year earlier.
     For the first nine months, Group profit at Osram was up 6%, at €368 million, on a 9% rise in sales. Growth in sales was broad-based within the Group and included increased demand in all regions.
Other Operations
     Other Operations consist of centrally held operating businesses not related to a Group. These businesses include joint ventures, equity investments, a portion of the VA Tech acquisition, and the distribution and industry logistics and material handling products (Dematic) businesses carved out of L&A. Beginning in the third quarter, Other Operations include Siemens’ home and office communications products unit (SHC), which was carved out of Com as a stand-alone business and for which Com management is no longer responsible. Prior year information was reclassified for comparability purposes.
     In the third quarter, Group profit from Other Operations was €9 million compared to €2 million a year earlier. Earnings from joint ventures were higher compared to the prior-year period. Dematic posted similar losses in both periods, while SHC posted a loss following a positive result in the prior-year period. Sales from Other Operations rose to €1.176 billion from €998 million a year earlier, including new volume from VA Tech.
     For the first nine months, Group profit from Other Operations was €109 million compared to €178 million in the same period a year earlier, as higher earnings at joint ventures were more than offset by SHC posting a loss following a positive result in the prior-year period and higher losses and impairments in the Dematic businesses. Sales rose to €3.569 billion from €2.994 billion in the first nine months of the prior year, including a sizable contribution from VA Tech.
     During the third quarter Siemens announced that it would divest the Dematic businesses. The transaction is expected to close in the fourth quarter of fiscal 2006 and will result in a loss for the period.
Reconciliation to Financial Statements
     Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations were a negative €252 million compared to a negative €248 million in the third quarter a year earlier. Corporate items improved year-over-year, due primarily to a €33 million gain from the sale of Siemens’ remaining Infineon shares, while centrally carried pension expense increased primarily due to a reduction in the discount rate assumption at September 30, 2005.
     In the first nine months of fiscal 2006, Corporate items, pensions and eliminations totaled a negative €765 million compared to a negative €807 million in the first nine months a year earlier. The improvement includes a gain of €95 million on the sale of an investment, the Infineon gain mentioned above, and a positive effect related to the settlement of an arbitration proceeding. These factors were partly offset by higher centrally carried pension expense.
Other interest expense
     Other interest expense of Operations for the third quarter of fiscal 2006 was €83 million compared to interest expense of €48 million a year earlier. For the first nine months of fiscal 2006, other interest expense of Operations was €265 million, up from €112 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate
Siemens Financial Services (SFS)

	Third quarter			Nine months ended June 30,
(€ in millions)	2006	2005	% Change	2006	2005	% Change

Income before income taxes	64	80	(20)%	187	269	(30)%

				June 30,	Sept. 30,
				2006	2005

Total assets				10,011	10,148	(1)%
     Income before income taxes at SFS was €64 million in the third quarter. The higher income in the prior-year period resulted from a substantial gain on the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG).
     For the first nine months, SFS posted income before income taxes of €187 million compared to €269 million in the same period a year earlier. The change year-over-year is primarily due to beneficial effects in the prior-year period which included the SKAG gain mentioned above, a special dividend paid by an investment held by the Equity division, and a gain on the sale of an investment. Total assets at the end of the first nine months were nearly unchanged compared to the end of fiscal 2005.
Siemens Real Estate (SRE)

	Third quarter			Nine months ended June 30,
(€ in millions)	2006	2005	% Change	2006	2005	% Change

Income before income taxes	6	44	(86)%	92	114	(19)%
Sales	419	403	4%	1,259	1,188	6%

				June 30,	Sept. 30,
				2006	2005

Total assets				3,368	3,496	(4)%
     In the third quarter, SRE recorded income before income taxes of €6 million compared to €44 million in the same period a year earlier. The current period was affected by higher vacancy costs and lower rental income, due to weaker demand within Siemens in Germany. The prior-year period benefited from higher income from real estate disposals.
     Income before income taxes for the first nine months of fiscal 2006 also declined on higher vacancy costs and lower rental income, only partly offset by higher income from sales of real estate property in the current period compared to the first nine months of fiscal 2005. Total assets at the end of the first nine months were somewhat lower than at the end of fiscal 2005 primarily due to real estate disposals.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €115 million compared to €38 million in the third quarter a year earlier. The difference was mainly due to increased interest income from intra-company financing at Corporate Treasury and positive effects from derivative activities not qualifying for hedge accounting.
     For the first nine months, Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €279 million, compared to €219 million in the same period a year earlier. The increase was primarily due to higher interest income from intra-company financing, partly offset by reduced income from interest rate hedging activities not qualifying for hedge accounting.
Liquidity, capital resources and capital requirements
Cash flow – First nine months of fiscal 2006 compared to first nine months of fiscal 2005
     The following discussion presents an analysis of Siemens’ cash flows for the nine-month periods ended June 30, 2006 and June 30, 2005. The first table presents cash flow for continuing and discontinued operations. The second table focuses on continuing operations, and breaks out cash flows for Operations separately from the other two components of Siemens. Discontinued operations consist solely of activities related to the previously divested mobile phone business.

					Continuing and
	Continuing operations		Discontinued operations		discontinued operations
	Nine months ended June 30,
(€ in millions)	2006	2005	2006	2005	2006	2005

Net cash provided by (used in):
Operating activities	2,637	1,273	(205)	(712)	2,432	561
Investing activities	(1,288)	(3,421)	(111)	(77)	(1,399)	(3,498)

Net cash provided by (used in) operating and investing activities	1,349	(2,148)	(316)	(789)	1,033	(2,937)

     In the first nine months of fiscal 2006, operating and investing activities from continuing operations provided net cash of €1.349 billion compared to net cash used of €2.148 billion in the prior-year period. Discontinued operations used net cash of €316 million in the first nine months this year, compared to net cash used of €789 million in the same period a year earlier. In aggregate, operating and investing activities provided €1.033 billion in net cash for the first nine months of the current year, while the same period a year earlier used net cash of €2.937 billion.

			SFS, SRE and
Continuing operations	Operations		Corporate Treasury *		Siemens
	Nine months ended June 30,
(€ in millions)	2006	2005	2006	2005	2006	2005

Net cash provided by (used in):
Operating activities	1,286	687	1,351	586	2,637	1,273
Investing activities	(533)	(2,737)	(755)	(684)	(1,288)	(3,421)

Net cash provided by (used in) operating and investing activities — continuing operations	753	(2,050)	596	(98)	1,349	(2,148)

*	Also includes eliminations and reclassifications.
     Within Operations, operating activities provided net cash of €1.286 billion in the first nine months of fiscal 2006, compared to net cash provided of €687 million in the same period a year earlier. The current period included higher cash payouts for severance at Com and SBS, which rose to €503 million from €90 million, while the prior-year period included €1.496 billion in supplemental contributions to Siemens pension plans. In the first nine months of fiscal 2006, broad-based business growth led to an increase in inventories, net, particularly at PG, Com and I&S. The increase in inventories in the current period was partially offset by higher project-related customer payments (billings in excess), particularly at PG. The increase in inventories was also the primary driver for a significant build up of net working capital in both periods.
     Within Corporate Treasury and Financing and Real Estate, operating activities provided net cash of €1.351 billion in the first nine months of fiscal 2006, compared to net cash provided of €586 million a year earlier. The change year-over-year reflects higher cash inflows from foreign currency derivatives, which increased by €466 million compared to the prior year level. For Siemens as a whole, net cash provided by operating activities was €2.637 billion in the first nine months of fiscal 2006 compared to €1.273 billion in the prior-year period.
     Operations used net cash in investing activities of €533 million in the first nine months of the current year, compared to €2.737 billion a year earlier. Investing activities showed the effects of business growth including higher cash outflows for capital expenditures in the first nine months of the current year compared to the same period a year earlier. Outflows for acquisitions were lower compared to the prior year, which included €731 million for CTI. Proceeds from sales of investments were higher, due to the sale of shares of SMS Demag AG and the divestment of certain portions of VA Tech’s power generation business, including the hydropower activities. Net cash from the sale of marketable securities in the first nine months increased substantially due primarily to €1.127 billion in net proceeds from the Infineon share sale in the third quarter of fiscal 2006. Sales of marketable securities also included higher cash inflows on sales of Juniper shares, totaling €465 million in the current period compared to €263 million a year earlier, and proceeds of €90 million from the sale of Siemens’ remaining shares of Epcos AG in fiscal 2006.
     Corporate Treasury and Financing and Real Estate used net cash in investing activities of €755 million compared to €684 million a year earlier. The difference is due to higher additions to property, plant and equipment year-over-year at SFS and SRE. Siemens as a whole used net cash in investing activities of €1.288 billion in the first nine months of fiscal 2006 compared to net cash used of €3.421 billion in the same period a year earlier.
     Financing activities in the first nine months of fiscal 2006 used net cash of €1.708 billion compared to net cash used of €225 million a year earlier. The difference year over year in the change in short-term debt was a negative €2.148 billion, including repayment of short-term debt under commercial paper programs in the current period. The current period included net proceeds from the issuance of long-term debt of €833 million under a medium-term note program, while the prior year included net proceeds from the issuance of commercial paper. Dividends paid to shareholders for the first nine months of fiscal 2006 increased to €1.201 billion from €1.112 billion in the same period a year earlier.
Pension plan funding
     At the end of the first nine months of fiscal 2006, the combined funding status of Siemens’ principal pension plans showed an estimated underfunding of €3.5 billion, approximately the same amount as at the end of fiscal 2005, as pension service and interest costs were offset by regular employer contributions and the actual return on plan assets in the first nine months.
     The fair value of plan assets of Siemens’ principal funded pension plans on June 30, 2006 was €21.7 billion, compared to €21.5 billion on September 30, 2005. In the first nine months of fiscal 2006, regular employer contributions amounted to €639 million compared to €397 million in the first nine months of the prior year. The prior-year period included supplemental cash contributions of €1.496 billion.
     The estimated projected benefit obligation (PBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €25.2 billion on June 30, 2006 compared to the PBO of €25.0 billion on September 30, 2005. The increase is due to the net of pension service and interest costs less benefits paid during the nine-month period, less currency translation effects.
     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”
Capital resources and capital requirements
Ratings
     Following Siemens’ announcement of the planned acquisition of the Diagnostics division of Bayer AG, on June 30, 2006 credit rating agencies changed their rating outlook for Siemens from “stable” to “negative” (Moody’s Investors Service) and from “stable” to “CreditWatch with negative implications” (Standard & Poor’s). Neither agency changed its long-term credit rating or its short-term issuance rating. These remain at Aa3 and Prime-1, respectively, at Moody’s and at AA- and A-1+, respectively, at Standard & Poor’s.
Equity
     At the Annual Shareholders’ Meeting on January 26, 2006, Siemens shareholders gave authorization to repurchase up to 10% of the Siemens’ €2.673 billion common stock. The resolution is valid until July 25, 2007. According to this resolution, shares that are repurchased may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board; (ii) used to satisfy obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan; (iii) offered for sale to employees or former employees within the employee share program; or (iv) used to service conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens under the same terms and conditions as those offered to employees of Siemens, or the Supervisory Board may grant and transfer such shares to members of the Managing Board as stock-based compensation with a holding period of at least two years.
     Authorized Capital 2001/II of €67 million, representing approximately 22 million shares, expired on February 1, 2006. At the Annual Shareholders’ Meeting on January 26, 2006, the Company’s shareholders authorized the Managing Board to increase the common stock by January 25, 2011, with the approval of the Supervisory Board, by up to €75 million, representing 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders shall be excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue.
Debt
     The Company updated its €5.0 billion medium-term note program on the basis of a new European Union Directive in March 2006. The amount outstanding under this program was €1.709 billion as of June 30, 2006, compared to €966 million as of September 30, 2005. In the third quarter of fiscal 2006 the U.S.$ commercial paper program was extended from U.S.$3.0 billion to U.S.$5.0 billion. The amount outstanding under the U.S.$5.0 billion and €3.0 billion commercial paper programs declined to €749 million as of June 30, 2006, compared to €1.484 billion as of September 30, 2005.
     After the close of the third quarter, Siemens redeemed a €1.6 billion bond which was due on July 4, 2006.
Capital requirements
     Siemens expects significant cash outflows for portfolio realignments in the fourth quarter and in fiscal 2007. To maintain sufficient financial flexibility Siemens expects to raise additional funds in the coming quarters. For further information see “Portfolio activities” above as well as “Notes to the Consolidated Financial Statements”.
EVA performance
     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently. Economic Value Added (EVA) in the first nine months of fiscal 2006 was positive and improved significantly due to higher earnings compared to the same period a year earlier.
Legal proceedings
     On January 19, 2006, the US Attorney for the Northern District of Illinois charged Siemens Medical Solutions US (SMS) with committing mail and wire fraud in connection with a bid on a public contract for radiological equipment in the year 2000. The charges are based on alleged non-compliance with certain bidding terms and alleged misconduct during a trial related to the fulfillment of such terms. The bidding terms of the public contract were later ruled unconstitutional. SMS, which has cooperated with the government’s investigation, considers the allegations to be unjustified and intends to oppose them in court. The court proceedings are scheduled for March 2007.
     As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with the awarding of

Enel contracts. We are cooperating with the authorities. German prosecutors brought charges against two of the investigated former employees in March 2006. In Italy, Siemens AG has entered into a so-called “patteggiamento” (plea bargaining agreement without the admission of any guilt or responsibility) with the Italian prosecutors. Siemens agreed to pay a €0.5 million fine and to give up €6.121 million of profit relating to the Enel contracts. In addition, Siemens accepted a one-year ban prohibiting it from entering into contracts with the Italian public administration. This part of the patteggiamento has already been discharged through the one-year ban imposed on Siemens by preliminary injunction that expired on May 14, 2005. The patteggiamento is scheduled to enter into force on September 24, 2006.
Report on the United Nations Oil-for-Food Programme
     On February 24, 2006, Siemens received a subpoena from the U.S. Securities and Exchange Commission (SEC) requiring the production of certain documents relating to the Oil-for-Food Programme and to certain other matters. Siemens is cooperating with the SEC. The SEC has not announced a schedule for the completion of its inquiry. Furthermore, a French investigating magistrate has started a preliminary investigation regarding the participation of French companies – among others Siemens France S.A.S. — in the Oil-for-Food Programme.
Outlook for fiscal 2006
     For the full year, the company expects to deliver income from continuing operations at least level with the prior year, despite significantly higher charges at our Information & Communications Groups and substantial changes in our business portfolio.
Subsequent event
     At the end of July 2006, Siemens completed the acquisition of the immunodiagnostics provider Diagnostic Products Corporation (DPC), USA,  for a preliminary purchase price of approximately U.S. $1.9 billion (approximately €1.5 billion) payable in cash. DPC, now a wholly owned subsidiary of Siemens, will be integrated into Med.
This Interim Report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005

Net sales	21,173	18,583	(478)	(407)	21,066	18,463	585	527
Cost of sales	(15,246)	(13,283)	478	407	(15,233)	(13,258)	(491)	(432)

Gross profit on sales	5,927	5,300	—	—	5,833	5,205	94	95
Research and development expenses	(1,408)	(1,251)	—	—	(1,408)	(1,251)	—	—
Marketing, selling and general administrative expenses	(3,617)	(3,374)	—	—	(3,529)	(3,291)	(88)	(83)
Other operating income (expense), net	4	44	(19)	(20)	(7)	(12)	30	76
Income from investments in other companies, net	109	78	—	—	97	63	12	15
Income (expense) from financial assets and marketable securities, net	67	(27)	21	(21)	52	7	(6)	(13)
Interest income (expense) of Operations, net	(12)	2	—	—	(12)	2	—	—
Other interest income (expense), net	58	65	113	79	(83)	(48)	28	34

Income from continuing operations before income taxes	1,128	837	115	38	943	675	70	124
Income taxes	(276)	(186)	(28)	(8)	(232)	(150)	(16)	(28)
Minority interest	(48)	(33)	—	—	(48)	(33)	—	—

Income from continuing operations	804	618	87	30	663	492	54	96
Income (loss) from discontinued operations, net of income taxes	(12)	(229)	—	—	(12)	(230)	—	1

Net income	792	389	87	30	651	262	54	97

Basic earnings per share
Income from continuing operations	0.90	0.69
Loss from discontinued operations	(0.01)	(0.25)

Net income	0.89	0.44

Diluted earnings per share
Income from continuing operations	0.86	0.67
Loss from discontinued operations	(0.01)	(0.25)

Net income	0.85	0.42

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005

Net sales	63,402	53,339	(1,326)	(1,216)	63,000	52,977	1,728	1,578
Cost of sales	(45,888)	(37,353)	1,326	1,216	(45,778)	(37,295)	(1,436)	(1,274)

Gross profit on sales	17,514	15,986	—	—	17,222	15,682	292	304
Research and development expenses	(4,117)	(3,608)	—	—	(4,117)	(3,608)	—	—
Marketing, selling and general administrative expenses	(11,168)	(9,898)	(1)	(1)	(10,915)	(9,663)	(252)	(234)
Other operating income (expense), net	179	38	(65)	(67)	121	(32)	123	137
Income from investments in other companies, net	546	434	—	—	503	345	43	89
Income (expense) from financial assets and marketable securities, net	439	309	21	83	450	253	(32)	(27)
Interest expense of Operations, net	(24)	(23)	—	—	(24)	(23)	—	—
Other interest income (expense), net	164	206	324	204	(265)	(112)	105	114

Income from continuing operations before income taxes	3,533	3,444	279	219	2,975	2,842	279	383
Income taxes(1)	(867)	(787)	(68)	(50)	(731)	(650)	(68)	(87)
Minority interest	(146)	(96)	—	—	(146)	(96)	—	—

Income from continuing operations	2,520	2,561	211	169	2,098	2,096	211	296
Income (loss) from discontinued operations, net of income taxes	(28)	(390)	—	—	(28)	(393)	—	3

Net income	2,492	2,171	211	169	2,070	1,703	211	299

Basic earnings per share
Income from continuing operations	2.83	2.88
Loss from discontinued operations	(0.03)	(0.44)

Net income	2.80	2.44

Diluted earnings per share
Income from continuing operations	2.70	2.75
Loss from discontinued operations	(0.03)	(0.41)

Net income	2.67	2.34

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2006 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/06	9/30/05	6/30/06	9/30/05	6/30/06	9/30/05	6/30/06	9/30/05

ASSETS
Current assets
Cash and cash equivalents	7,374	8,121	6,418	6,603	921	1,471	35	47
Marketable securities	181	1,789	—	—	157	1,772	24	17
Accounts receivable, net	14,152	17,122	(1)	(6)	10,287	12,758	3,866	4,370
Intracompany receivables	—	—	(14,280)	(15,489)	14,234	15,362	46	127
Inventories, net	13,002	12,812	(3)	(4)	12,907	12,744	98	72
Deferred income taxes	1,508	1,484	(197)	(178)	1,613	1,580	92	82
Assets held for disposal	7,811	245	(668)	—	8,479	245	—	—
Other current assets	4,682	5,230	378	506	3,185	3,746	1,119	978

Total current assets	48,710	46,803	(8,353)	(8,568)	51,783	49,678	5,280	5,693

Long-term investments	3,757	3,768	—	—	3,437	3,463	320	305
Goodwill	8,858	8,930	—	—	8,726	8,799	132	131
Other intangible assets, net	2,932	3,107	—	—	2,914	3,092	18	15
Property, plant and equipment, net	11,566	12,012	—	—	7,831	8,217	3,735	3,795
Deferred income taxes	6,434	6,321	1,593	1,541	4,804	4,743	37	37
Other assets	4,819	5,264	185	106	1,215	1,836	3,419	3,322
Other intracompany receivables	—	—	(1,629)	(1,632)	1,628	1,626	1	6

Total assets	87,076	86,205	(8,204)	(8,553)	82,338	81,454	12,942	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,506	3,999	3,731	3,049	547	564	228	386
Accounts payable	7,651	10,171	(1)	(1)	7,439	9,965	213	207
Intracompany liabilities	—	—	(14,015)	(15,998)	7,888	9,134	6,127	6,864
Accrued liabilities	9,078	10,169	108	115	8,825	9,898	145	156
Deferred income taxes	1,821	1,938	(433)	(475)	2,026	2,203	228	210
Liabilities held for disposal	6,077	289	(989)	—	7,066	289	—	—
Other current liabilities	12,690	13,058	453	222	11,933	12,559	304	277

Total current liabilities	41,823	39,624	(11,146)	(13 088)	45,724	44,612	7,245	8,100

Long-term debt	7,403	8,436	6,157	6,937	798	978	448	521
Pension plans and similar commitments	5,125	4,917	—	—	5,123	4,917	2	—
Deferred income taxes	400	427	(11)	(26)	245	274	166	179
Other accruals and provisions	3,890	5,028	68	91	3,460	4,519	362	418
Other intracompany liabilities	—	—	(3,272)	(2,467)	604	284	2,668	2,183

	58,641	58,432	(8,204)	(8,553)	55,954	55,584	10,891	11,401

Minority interests	655	656	—	—	655	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,116,085,461 and 1,113,295,461 shares, respectively Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,145	5,167
Retained earnings	27,874	26,583
Accumulated other comprehensive income (loss)	(7,912)	(7,305)
Treasury stock, at cost 946 and 9,004 shares, respectively	—	(1)

Total shareholders’ equity	27,780	27,117	—	—	25,729	25,214	2,051	1,903

Total liabilities and shareholders’ equity	87,076	86,205	(8,204)	(8,553)	82,338	81,454	12,942	13,304

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005

Cash flows from operating activities
Net income	2,492	2,171	211	169	2,070	1,703	211	299
Adjustments to reconcile net income to cash provided
Minority interest	153	103	—	—	153	103	—	—
Amortization, depreciation and impairments	2,249	2,272	—	—	1,924	1,989	325	283
Deferred taxes	(74)	(239)	(6)	(15)	(62)	(196)	(6)	(28)
Losses (gains) on sales and disposals of businesses and real estate, net	(74)	(59)	—	—	(13)	10	(61)	(69)
(Gains) on sales of investments, net	(180)	(18)	—	—	(174)	(18)	(6)	—
(Gains) on sales and impairments of marketable securities, net	(401)	(233)	—	—	(401)	(233)	—	—
(Income) from equity investees, net of dividends received	(138)	(142)	—	—	(112)	(120)	(26)	(22)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(2,927)	(1,412)	(1)	—	(2,896)	(1,409)	(30)	(3)
(Increase) decrease in accounts receivable, net	68	761	463	105	(434)	638	39	18
Increase (decrease) in outstanding balance of receivables sold	(80)	(89)	(44)	(4)	(36)	(85)	—	—
(Increase) decrease in other current assets	(237)	(220)	77	42	(318)	(245)	4	(17)
Increase (decrease) in accounts payable	(387)	(614)	2	(6)	(402)	(574)	13	(34)
Increase (decrease) in accrued liabilities	248	(90)	14	(17)	234	(26)	—	(47)
Increase (decrease) in other current liabilities	1,283	(325)	303	(152)	966	(228)	14	55
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	437	191	(94)	20	582	158	(51)	13

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,432	561	925	142	1,081	(29)	426	448
Net cash provided by (used in) operating activities — continuing operations	2,637	1,273	925	142	1,286	687	426	444
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,650)	(2,175)	—	—	(2,125)	(1,802)	(525)	(373)
Acquisitions, net of cash acquired	(638)	(1,421)	—	—	(635)	(1,404)	(3)	(17)
Purchases of investments	(331)	(155)	—	—	(313)	(135)	(18)	(20)
Purchases of marketable securities	(77)	(19)	—	(7)	(70)	(7)	(7)	(5)
(Increase) decrease in receivables from financing activities	(394)	(471)	(457)	(124)	—	—	63	(347)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	44	4	—	—	(44)	(4)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,069	413	—	—	877	255	192	158
Increase (decrease) from sales and dispositions of businesses	(87)	(7)	—	—	(87)	(29)	—	22
Proceeds from sales of marketable securities	1,709	337	—	14	1,709	308	—	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,399)	(3,498)	(413)	(113)	(644)	(2,814)	(342)	(571)
Net cash provided by (used in) investing activities — continuing operations	(1,288)	(3,421)	(413)	(113)	(533)	(2.737)	(342)	(571)
Cash flows from financing activities
Purchase of common stock	(389)	(172)	—	—	(389)	(172)	—	—
Proceeds from re-issuance of treasury stock	286	132	—	—	286	132	—	—
Proceeds from issuance of debt	833	—	833	—	—	—	—	—
Repayment of debt	(4)	—	(4)	—	—	—	—	—
Change in short-term debt	(1,118)	1,030	(550)	1,141	(422)	(158)	(146)	47
Dividends paid	(1,201)	(1,112)	—	—	(1,201)	(1,112)	—	—
Dividends paid to minority shareholders	(115)	(103)	—	—	(115)	(103)	—	—
Intracompany financing	—	—	(949)	(4,292)	899	4,217	50	75

Net cash provided by (used in) financing activities	(1,708)	(225)	(670)	(3,151)	(942)	2,804	(96)	122
Effect of exchange rates on cash and cash equivalents	(72)	20	(27)	(9)	(45)	28	—	1
Net increase (decrease) in cash and cash equivalents	(747)	(3,142)	(185)	(3,131)	(550)	(11)	(12)	—
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	7,374	9,048	6,418	8,120	921	897	35	31

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the nine months ended June 30, 2006 and the fiscal year ended September 30, 2005
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum		Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	Total	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	AOCI	at cost	Total

Balance at October 1, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	(6,386)	—	26,855

Net income	—	—	2,248	—	—	—	—	—	—	2,248
Change in currency translation adjustment	—	—	—	483	—	—	—	483	—	483
Change in unrealized gains and losses	—	—	—	—	(13)	(144)	(1,245)	(1,402)	—	(1,402)

Total comprehensive income	—	—	2,248	483	(13)	(144)	(1,245)	(919)	—	1,329
Dividends paid	—	—	(1,112)	—	—	—	—	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	60	—	—	—	—	—	—	—	60
Purchase of common stock	—	—	—	—	—	—	—	—	(219)	(219)
Re-issuance of treasury stock	—	(14)	—	—	—	—	—	—	218	204

Balance at September 30, 2005	2,673	5,167	26,583	(593)	147	(89)	(6,770)	(7,305)	(1)	27,117

Net income	—	—	2,492	—	—	—	—	—	—	2,492
Change in currency translation adjustment	—	—	—	(383)	—	—	—	(383)	—	(383)
Change in unrealized gains and losses	—	—	—	—	(241)	60	(43)	(224)	—	(224)

Total comprehensive income	—	—	2,492	(383)	(241)	60	(43)	(607)	—	1,885
Dividends paid	—	—	(1,201)	—	—	—	—	—	—	(1,201)
Issuance of common stock and stock-based compensation	—	33	—	—	—	—	—	—	—	33
Purchase of common stock	—	—	—	—	—	—	—	—	(389)	(389)
Re-issuance of treasury stock	—	(55)	—	—	—	—	—	—	390	335

Balance at June 30, 2006	2,673	5,145	27,874	(976)	(94)	(29)	(6,813)	(7,912)	—	27,780

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2006 and 2005 and as of September 30, 2005
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and						depreciation and
	New orders		External sales		sales		Total sales		Group profit(1)		employed(2)		investing activities				Capital spending(3)		impairments(4)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	6/30/06	9/30/05	2006		2005		2006	2005	2006	2005

Operations Groups
Communications (Com)(5)	3,258	3,099	2,895	2,886	77	69	2,972	2,955	3	(81)	1,956	1,799	(71)		227		82	131	86	96
Siemens Business Services (SBS)	1,054	1,331	727	979	354	352	1,081	1,331	(99)	(109)	432	296	82		(102)		61	90	90	72
Automation and Drives (A&D)(6)	3,541	2,692	2,821	2,189	393	326	3,214	2,515	396	333	4,228	3,691	338		334		135	79	70	45
Industrial Solutions and Services (I&S)(6)	1,744	1,384	1,971	1,141	261	260	2,232	1,401	78	13	1,579	1,775	38		47		26	20	29	19
Siemens Building Technologies (SBT)	1,142	1,139	1,092	1,049	30	26	1,122	1,075	45	26	1,738	1,453	(45)		53		10	23	26	20
Power Generation (PG)	2,475	2,646	2,630	2,112	5	2	2,635	2,114	213	224	2,940	2,625	95		167		185	45	51	44
Power Transmission and Distribution (PTD)	2,075	1,323	1,596	868	122	77	1,718	945	113	27	2,087	1,869	44		12		32	28	27	18
Transportation Systems (TS)	1,550	768	971	1,068	16	7	987	1,075	18	6	541	584	(173)		(236)		31	30	14	12
Siemens VDO Automotive (SV)	2,600	2,733	2,600	2,563	4	3	2,604	2,566	158	178	4,075	3,823	96		62		88	131	101	105
Medical Solutions (Med)	2,088	2,119	1,825	1,914	12	7	1,837	1,921	233	241	3,786	3,685	203		(300)		85	812	57	65
Osram	1,089	1,038	1,069	1,016	20	22	1,089	1,038	111	111	2,107	2,065	56		88		112	86	62	66
Other Operations(5)(6)(7)	1,292	1,069	767	611	409	387	1,176	998	9	2	1,991	1,692	101		127		40	31	43	30

Total Operations Groups	23,908	21,341	20,964	18,396	1,703	1,538	22,667	19,934	1,278	971	27,460	25,357	764		479		887	1,506	656	592
Reconciliation to financial statements
Corporate items pensions and eliminations	(1,572)	(1,674)	14	14	(1,615)	(1,485)	(1,601)	(1,471)	(252)	(248)	(5,201)	(3,690)	746	(8)	(378	)(8)	22	41	6	1
Other interest expense	—	—	—	—	—	—	—	—	(83)	(48)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	60,079	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	22,336	19,667	20,978	18,410	88	53	21,066	18,463	943	675	82,338	81,454	1,510		101		909	1,547	662	593

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	167	127	139	113	28	14	167	127	64	80	10,011	10,148	(29)		(215)		127	80	71	49
Siemens Real Estate (SRE)	419	403	56	60	363	343	419	403	6	44	3,368	3,496	25		67		73	43	49	47
Eliminations	(1)	(2)	—	—	(1)	(3)	(1)	(3)	—	—	(437)	(340)	(31	) (8)	(66	)(8)	—	—	—	—

Total Financing and Real Estate	585	528	195	173	390	354	585	527	70	124	12,942	13,304	(35)		(214)		200	123	120	96

Eliminations, reclassifications and Corporate Treasury	(479)	(431)	—	—	(478)	(407)	(478)	(407)	115	38	(8,204)	(8,553)	293	(8)	(171	)(8)	—	—	—	—

Siemens	22,442	19,764	21,173	18,583	—	—	21,173	18,583	1,128	837	87,076	86,205	1,768		(284)		1,109	1,670	782	689

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.

(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2006 and 2005 and as of September 30, 2005
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and						depreciation and
	New orders		External sales		sales		Total sales		Group profit(1)		employed(2)		investing activities				Capital spending(3)		impairments(4)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	6/30/06	9/30/05	2006		2005		2006	2005	2006	2005

Operations Groups
Communications (Com)(5)	10,279	9,551	9,143	8,496	219	210	9,362	8,706	365	364	1,956	1,799	(74)		272		265	334	256	285
Siemens Business Services (SBS)	3,919	4,730	2,813	2,884	1,067	987	3,880	3,871	(522)	(263)	432	296	(661)		(414)		220	222	226	192
Automation and Drives (A&D)(6)	10,640	7,727	8,182	6,229	1,115	967	9,297	7,196	1,121	909	4,228	3,691	576		875		470	164	202	144
Industrial Solutions and Services (I&S)(6)	6,896	5,005	5,585	3,410	757	751	6,342	4,161	207	107	1,579	1,775	67		158		178	23	94	61
Siemens Building Technologies (SBT)	3,833	3,355	3,315	3,038	78	77	3,393	3,115	147	97	1,738	1,453	(115)		51		165	111	75	69
Power Generation (PG)	9,794	7,646	7,145	5,702	17	14	7,162	5,716	637	695	2,940	2,625	259		(24)		451	457	154	135
Power Transmission and Distribution (PTD)	6,345	3,645	4,330	2,466	340	203	4,670	2,669	278	140	2,087	1,869	70		(28)		98	91	80	49
Transportation Systems (TS)	5,430	3,009	2,999	2,993	57	36	3,056	3,029	60	30	541	584	54		(493)		103	60	38	37
Siemens VDO Automotive (SV)	7,660	7,370	7,656	7,186	11	13	7,667	7,199	498	482	4,075	3,823	344		383		370	353	307	296
Medical Solutions (Med)	6,340	6,072	5,834	5,320	34	31	5,868	5,351	737	674	3,786	3,685	605		(161)		223	975	178	160
Osram	3,453	3,178	3,394	3,119	59	59	3,453	3,178	368	348	2,107	2,065	279		336		250	214	190	192
Other Operations(5)(6)(7)	3,727	3,066	2,367	1,913	1,202	1,081	3,569	2,994	109	178	1,991	1,692	(170)		(153)		169	207	112	103

Total Operations Groups	78,316	64,354	62,763	52,756	4,956	4,429	67,719	57,185	4,005	3,761	27,460	25,357	1,234		802		2,962	3,211	1,912	1,723
Reconciliation to financial statements
Corporate items. pensions and eliminations	(5,087)	(4,557)	43	50	(4,762)	(4,258)	(4,719)	(4,208)	(765)	(807)	(5,201)	(3,690)	(481	)(8)	(2,852	)(8)	106	49	7	4
Other interest expense	—	—	—	—	—	—	—	—	(265)	(112)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	60,079	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	73,229	59,797	62,806	52,806	194	171	63,000	52,977	2,975	2,842	82,338	81,454	753		(2,050)		3,068	3,260	1,919	1,727

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	476	399	404	346	72	53	476	399	187	269	10,011	10,148	115		(49)		343	250	184	144
Siemens Real Estate (SRE)	1,259	1,188	192	187	1,067	1,001	1,259	1,188	92	114	3,368	3,496	43		37		203	160	141	138
Eliminations	(7)	(8)	—	—	(7)	(9)	(7)	(9)	—	—	(437)	(340)	(74	)(8)	(115	)(8)	—	—	—	—

Total Financing and Real Estate	1,728	1,579	596	533	1,132	1,045	1,728	1,578	279	383	12,942	13,304	84		(127)		546	410	325	282

Eliminations, reclassifications and Corporate Treasury	(1,314)	(1,181)	—	—	(1,326)	(1,216)	(1,326)	(1,216)	279	219	(8,204)	(8,553)	512	(8)	29	(8)	—	—	—	—

Siemens	73,643	60,195	63,402	53,339	—	—	63,402	53,339	3,533	3,444	87,076	86,205	1,349		(2,148)		3,614	3,670	2,244	2,009

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.

(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens prepares and reports on its Consolidated Financial Statements in euros (€).
     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
     Interim financial statements—The accompanying Consolidated Balance Sheet as of June 30, 2006, the Consolidated Statements of Income for the three months and nine months ended June 30, 2006 and 2005, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2006 and 2005, the Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended June 30, 2006 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2005 Annual Report. Results for the three months and nine months ended June 30, 2006 are not necessarily indicative of future results.
     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.
     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.
     Stock-based compensation—As of October 1, 2005, the Company adopted Statements of Financial Accounting Standards (SFAS) 123 (revised 2004) Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense, with certain limited exceptions, based on fair value. Siemens uses a Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans. In transitioning to SFAS 123R, the Company applied the modified prospective method. Commencing with the adoption of SFAS 123R, liability classified awards are remeasured to fair value at each reporting date until the award is settled. Equity awards granted, modified, repurchased or cancelled beginning October 1, 2005 and unvested equity awards granted prior to October 1, 2005, are measured at their grant-date fair value. Related compensation expense is recognized over

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
the vesting period for awards expected to ultimately vest. Equity awards vested prior to the effective date continue to be accounted for under recognition and measurement provisions of APB Opinion No. 25 and related interpretations.
     The adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material effect on the Company’s Consolidated Financial Statements, due primarily to the adoption of the fair value measurement provisions of SFAS 123 on October 1, 2003 for which the prospective method was applied. Due to the insignificance of the impact of adopting SFAS 123R on the prior year period presentation, pro forma disclosures have been omitted.
     See Note 13 for further information on stock-based compensation.
2. Acquisitions, dispositions (including assets and liabilities held for disposal) and discontinued operations
     a) Acquisitions
          During the third quarter of fiscal 2006, Medical Solutions (Med) announced two acquisitions. The first acquisition involves Diagnostics Products Corporation (DPC), USA. The preliminary purchase price amounts to approximately U.S.$1.9 billion (approximately €1.5 billion) payable in cash. See Note 16 Subsequent event for further information. In June 2006, Siemens also signed an agreement to acquire the diagnostics division of Bayer Aktiengesellschaft, Germany for a preliminary purchase price of approximately €4.2 billion. The acquisition will enable Med to expand its position in the growing molecular diagnostics market. The transaction, which is subject to regulatory approval and other customary closing conditions, is expected to close early in fiscal 2007.
          In fiscal 2005, the Company acquired, in several steps, the Austrian engineering group VA Technologie AG (VA Tech). In order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities. The sale to Andritz AG of Austria was completed in May 2006 for consideration of approximately €185. No gain or loss was recorded in connection with the sale of this business. The difference between the consideration received upon the sale and the book value of the business resulted in an increase in goodwill. See Note 7 for further information. The purchase price allocation for the VA Tech acquisition will be completed in the fourth quarter of fiscal 2006.
          In May 2005, the Company acquired CTI Molecular Imaging, Inc. (CTI), USA. The primary reason for the acquisition was to strengthen the Company’s commitment to molecular imaging development. Siemens previously owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. CTI was integrated into Med and consolidated as of May 2005, when it became a wholly owned subsidiary. The acquisition costs amounted to €809 (including €60 in cash acquired). Based on the final purchase price allocation, €113 was allocated to intangible assets subject to amortization and €554 to goodwill. Of the €113 intangible assets, €60 was allocated to technology and €44 to customer relationships. Technology and customer relationships are amortized on a straight-line basis over weighted-average useful lives of 10 years and 9 years, respectively.
     b) Dispositions (including assets and liabilities held for disposal)
          At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.
          In the fourth quarter of fiscal 2005, Siemens announced the carve-out of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A), into separate entities (Dematic business). The Dematic business has been reported in Other Operations for all periods presented. In June 2006, Siemens signed an agreement to divest the majority of its Dematic business to Triton Managers II Limited based in Jersey. Closing of the transaction is expected in the fourth quarter of fiscal 2006 and is subject to the approval of the relevant anti-trust authorities. The assets and liabilities of the portion of the Dematic business to be sold are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell. The amount of loss recognized in this respect as of June 30, 2006 amounts to €19 and is generally limited to the value of long-lived assets classified as held for disposal.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In June 2006, Siemens and Nokia Corporation (Nokia), Finland also announced the intention to contribute the carrier-related operations of Siemens, which are part of Com, and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will both own 50% of NSN. Siemens expects to account for its investment in NSN using the equity method. The assets and liabilities of the carrier-related operations of Siemens are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell. The transaction is expected to close by the second quarter of fiscal 2007 at the latest and is subject to customary regulatory approvals, the completion of standard closing conditions, and agreement on a number of detailed implementation steps. Siemens expects to realize a gain on this transaction.
     In June 2006, the assets and liabilities of the enterprise networks business, which is part of Com, were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell. The Company expects to divest the enterprise networks business within one year.
     The carrying amounts of the major classes of assets and liabilities held for disposal as of June 30, 2006, including the Dematic business, carrier-related operations and enterprise networks activities mentioned above, were as follows:

June 30,
2006

Accounts receivable, net	2,762
Inventories, net	2,502
Goodwill	363
Property, plant and equipment, net	578
Other assets	1,606

Assets held for disposal	7,811

Accounts payable	2,183
Accrued liabilities	1,344
Pensions plans and similar commitments	363
Other accruals and provisions	397
Billings in excess of cost and estimated earnings on uncompleted contracts	399
Other liabilities	1,391

Liabilities held for disposal	6,077
     c) Discontinued operations
     In fiscal 2005, Siemens sold its Mobile Devices (MD) business, which was part of Com, to BenQ Corporation (BenQ) based in Taiwan. As part of this transaction, Siemens purchased €50 in Global Depositary Receipts on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ.
     The MD business is reported as discontinued operations in the Consolidated Statement of Income for all periods presented. For further information on discontinued operations, see our Annual Report for the year ended September 30, 2005.
     All of the MD activities for which the transaction was not completed as of September 30, 2005, including the MD operations of Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China, were sold as of June 30, 2006.
     In the first nine months of fiscal 2006 and 2005, Loss from discontinued operations, net of income taxes includes net sales of €475 and €2,681 respectively, as well as €50 and €626, respectively, in pre-tax losses after minority interests. In the three months ended June 30, 2006 and 2005, net sales were €0 and €670 and pre-tax losses after minority interests were €19 and €361, respectively.
3. Other operating income (expense), net

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2005	2006	2005

Gains (losses) on sales and disposals of businesses, net	(48)	38	(6)	16
Gains on sales of real estate, net	19	22	80	43
Other, net	33	(16)	105	(21)

	4	44	179	38

     Other, net for the nine months ended June 30, 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.
4. Interest income, net

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2005	2006	2005

Interest income (expense) of Operations, net	(12)	2	(24)	(23)
Other interest income, net	58	65	164	206

Total interest income, net	46	67	140	183

Thereof: Interest and similar income	192	179	574	534
Thereof: Interest and similar expense	(146)	(112)	(434)	(351)
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts, primarily consisting of interest related to debt and associated hedging activities as well as interest income on corporate assets.
5. Inventories, net

	June 30,	September 30,
	2006	2005

Raw materials and supplies	2,513	2,452
Work in process	3,177	2,724
Costs and earnings in excess of billings on uncompleted contracts	7,208	7,242
Finished goods and products held for resale	2,771	2,696
Advances to suppliers	743	558

	16,412	15,672
Advance payments received	(3,410)	(2,860)

	13,002	12,812

     See Note 2 for further information on Inventories, net reclassified to Assets held for disposal.
6. Marketable securities
     In November 2005, the Company sold its remaining interest in Juniper Networks, Inc., representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €206 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings.
     In March 2006, the Company sold its remaining interest in Epcos AG, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €15 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings.
     In April 2006 the Company completed the sale of its remaining interest in Infineon Technologies AG

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
(Infineon), representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €50 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings. As a result of the transaction, the Company no longer owns any shares of Infineon.
7. Goodwill

	June 30,	September 30,
	2006	2005

Operations
Communications (Com)	—	385
Siemens Business Services (SBS)	123	128
Automation and Drives (A&D)	1,005	936
Industrial Solutions and Services (I&S)	1,039	931
Siemens Building Technologies (SBT)	530	444
Power Generation (PG)	1,313	1,224
Power Transmission and Distribution (PTD)	636	629
Transportation Systems (TS)	172	172
Siemens VDO Automotive (SV)	1,545	1,529
Medical Solutions (Med)	2,023	2,100
Osram	86	86
Other Operations	254	235
Financing and Real Estate
Siemens Financial Services (SFS)	132	131
Siemens Real Estate (SRE)	—	—

Siemens	8,858	8,930

     During the nine months ended June 30, 2006, €363 of goodwill formerly at Com was reclassified as part of Assets held for disposal (see Note 2 for further information). The remaining change in Goodwill in the nine months ended June 30, 2006 consisted of €(212) primarily for U.S.$ currency translation adjustments and €503 for acquisitions and purchase accounting adjustments. Acquisitions and purchase accounting adjustments related to I&S, PG, SBT, A&D, Med, SV, PTD and Other Operations. No goodwill was disposed of, impaired or written off during the nine months ended June 30, 2006.
     As Logistics and Assembly Systems (L&A) was dissolved as of October 1, 2005, the Airport Logistics and Postal Automation divisions were transferred to I&S. In connection with this transfer, goodwill of €123 was reclassified to I&S on a retroactive basis.
     The increase in Goodwill of €993 in the nine months ended June 30, 2005 includes €883 related to acquisitions and purchase accounting adjustments and €127 primarily for U.S.$ currency translation adjustments, offset by a €(17) impairment in connection with the sale of Com’s former MD business (see Note 2 for further information). Acquisitions and purchase accounting adjustments related to Med, PG, Com, SBT, PTD, I&S, SBS, A&D, SV, Osram and TS. No goodwill was disposed of or written off during the nine months ended June 30, 2005.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Other intangible assets, net

	June 30,	September 30,
	2006	2005

Software	1,807	2,253
Less: accumulated amortization	(961)	(1,312)

Software, net	846	941

Patents, licenses and similar rights	3,719	3,675
Less: accumulated amortization	(1,633)	(1,509)

Patents, licenses and similar rights, net	2,086	2,166

Other intangible assets, net	2,932	3,107

     Amortization expense for the three months ended June 30, 2006 and 2005, amounted to €192 and €150, respectively, and €520 and €455 for the nine months ended June 30, 2006 and 2005, respectively.
9. Accrued liabilities
     Thereof current portion:

	June 30,	September 30,
	2006	2005

Employee related costs	2,594	2,876
Product warranties	1,994	2,027
Income and other taxes	1,487	1,592
Accrued losses on uncompleted contracts	779	1,185
Other	2,224	2,489

	9,078	10,169

     Changes in current and non-current accruals for product warranties were as follows:

	Nine months ended
	June 30,
	2006	2005

Accrual as of the beginning of the period (thereof current €2,027 and €2,096)	2,823	2,824
Amount charged to expense in the current period (additions)	787	663
Reduction due to payments in cash or in kind (usage)	(619)	(664)
Foreign exchange translation adjustment	(30)	26
Changes related to existing warranties and other changes	(368)	(169)

Accrual as of the end of the period (thereof current €1,994 and €1,994)	2,593	2,680

     See Note 2 for further information on Accrued liabilities reclassified to Liabilities held for disposal.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
10. Pension plans and similar commitments
Principal pension benefits: Components of net periodic pension cost

	Three months ended June 30, 2006			Three months ended June 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	190	105	85	143	75	68
Interest cost	279	169	110	281	181	100
Expected return on plan assets	(349)	(231)	(118)	(325)	(226)	(99)
Amortization of:
Unrecognized prior service (benefit) cost	(5)	(5)	—	(2)	(5)	3
Unrecognized net losses	173	135	38	141	119	22
Loss due to settlements and curtailments	2	—	2	—	—	—

Net periodic pension cost	290	173	117	238	144	94

Germany	173			144
U.S.	62			47
U.K.	46			37
Other	9			10

	Nine months ended June 30,			Nine months ended June 30,
	2006			2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
		;

Service cost	569	317	252	426	226	200
Interest cost	831	507	324	833	543	290
Expected return on plan assets	(1,042)	(692)	(350)	(962)	(679)	(283)
Amortization of:
Unrecognized prior service (benefit) cost	(10)	(15)	5	(8)	(15)	7
Unrecognized net losses	519	403	116	420	356	64
Loss due to settlements and curtailments	2	—	2	—	—	—

Net periodic pension cost	869	520	349	709	431	278

Germany	520			431
U.S.	192			138
U.K.	130			110
Other	27			30
11. Shareholders’ equity
     Authorized, unissued capital
     Authorized Capital 2001/II of €67, representing approximately 22 million shares, expired on February 1, 2006. At the Annual Shareholders’ Meeting on January 26, 2006, the Company’s shareholders authorized the Managing Board to increase the common stock by January 25, 2011, with the approval of the Supervisory Board, by up to €75, representing 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders shall be excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue.
     Treasury Stock
     At the Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 25, 2007.
     In the nine months ended June 30, 2006, Siemens repurchased a total of 5,444,818 shares at an average price of €71.47 per share primarily for the purpose of selling them to employees, stock-based compensation plan participants and as settlement to former Siemens Nixdorf Informationssysteme AG (SNI) stockholders. During the nine months ended June 30, 2006, a total of 5,452,876 shares of Treasury Stock were sold. Thereof,

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
3,687,750 shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in the nine months ended June 30, 2006, 1,759,869 shares were issued to employees under a compensatory employee share purchase plan (see Note 13 for additional information on the employee share purchase plan).
12. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2006	2005
Guarantees:
Credit guarantees	282	362
Guarantees of third-party performance	1,016	829
Other guarantees	579	602

	1,877	1,793

13. Stock-based compensation
     For a description of the Siemens stock-based compensation plans, see our Annual Report for the year ended September 30, 2005.
     Total stock-based compensation cost recognized in net income in the three months ended June 30, 2006 and 2005 amount to €2 and €8, respectively, and €50 and €47 for the nine months ended June 30, 2006 and 2005, respectively.
     I. Equity settled Awards
     Cash received from stock option exercises and from our employee share purchase plan for the three and nine months ended June 30, 2006 amounts to €9 and €286, respectively. Cash received from stock option exercises and from our employee share purchase plan for the three and nine months ended June 30, 2005 amounts to €19 and €132, respectively.
     The Company has a policy of repurchasing shares on the open market to satisfy share option exercises and accordingly plans to repurchase shares needed to accommodate future fiscal 2006 exercises.
     Stock Option Plans
     In November 2005, the Supervisory Board and Managing Board granted options under our 2001 Siemens Stock Option Plan to 597 key executives for 3,023,830 shares with an exercise price of €74.59, of which options for 315,495 shares were granted to the Managing Board.
     Details on option activity and weighted average exercise prices for the nine months ended June 30, 2006 are as follows:

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

		Nine months ended June 30, 2006
			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value in
	Options	Exercise Price	Term (Years)	millions of €

Outstanding, beginning of the period	28,611,556	€71.93
Granted	3,023,830	€74.59
Options exercised	(3,721,875)	€55.51
Options forfeited	(546,640)	€76.51

Outstanding, end of period	27,366,871	€74.36	2.0	68
Exercisable, end of period	21,573,636	€74.57	1.5	68
     The total intrinsic value of options exercised in the nine months ended June 30, 2006 and 2005 amounts to €63, and €7, respectively. The total grant-date fair value of options vested in the nine months ended June 30, 2006 and 2005 was €76 and €84, respectively. As of June 30, 2006, unrecognized compensation costs related to fair value measured stock options amounted to €9, which is expected to be recognized over a weighted average period of 1.1 years.
     The following table summarizes information on stock options outstanding and exercisable at June 30, 2006:

Options outstanding					Options exercisable
				Aggregate				Aggregate
		Weighted	Weighted	Intrinsic		Weighted	Weighted	Intrinsic
		average	average	Value as		average	average	Value as
	Number of	remaining	exercise	of	Number of	remaining	exercise	of
	Options	life	price per	June 30,	Options	life	price per	June 30,
Exercise prices	outstanding	(years)	share	2006	exercisable	(years)	share	2006

€53.70	4,387,797	1.4	€53.70	63	4,387,797	1.4	€53.70	63
€57.73	450,943	0.4	€57.73	5	450,943	0.4	€57.73	5
€72.54	2,807,120	3.4	€72.54		—	3.4	€72.54
€73.25	7,844,712	2.4	€73.25		7,844,712	2.4	€73.25
€74.59	2,986,115	4.5	€74.59		—	4.5	€74.59
€86.23	2,757,821	1.4	€86.23		2,757,821	1.4	€86.23
€87.19	6,132,363	0.5	€87.19		6,132,363	0.5	€87.19
     Fair value information
     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. Assumptions made in estimating the fair value of grants made during the nine months ended June 30, 2006 are as follows:

Assumptions at
grant date
fiscal 2006

Risk-free interest rate	2.99%
Expected dividend yield	2.41%
Expected volatility	18.30%
Expected option life	3.5 yrs.
Estimated weighted average fair value per option	€4.06
Fair value of total options granted during fiscal year	€11
     A Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in subjective assumptions can materially affect the fair value of the option. In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds.
     Stock awards
     In the nine months ended June 30, 2006, the Company granted 1,076,860 stock awards to 5,198 employees,

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
of which 25,221 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the nine months ended June 30, 2006 are as follows:

		Weighted Average Grant-
	Awards	Date Fair Value

Nonvested, beginning of the period	1,136,048	€55.63
Granted	1,076,860	€57.28
Vested	—	€—
Forfeited	(43,829)	€56.13
Nonvested, end of period	2,169,079	€56.44
Exercisable, end of period	—	€—
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the nine months ended June 30, 2006 and 2005, amounted to €62 and €64, respectively.
     As of June 30, 2006, unrecognized compensation costs related to stock awards amounted to €84, which is expected to be recognized over a weighted average vesting period of 2.9 years.
     Employee share purchase plan
     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the nine months ended June 30, 2006 and 2005, the Company incurred compensation expense of €38 and €31, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €46.12 and €43.24, respectively, and a grant-date fair value of €21.19 and €16.87, respectively, per share. For information on corresponding Siemens share repurchases, see Note 11.
     II. Liability settled awards
     Stock appreciation rights (SARs)
     Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only. Details on SARs activity and weighted average exercise prices for the nine months ended June 30, 2006 are as follows:

	Nine months ended June 30, 2006
		Weighted average
		exercise
	SARs	price

Outstanding, beginning of period	267,720	€73.05
Granted	97,270	€74.59
SARs exercised	(2,300)	€73.25
SARs forfeited	(12,290)	€73.19

Outstanding, end of period	350,400 *	€73.47

Exercisable, end of period	182,450	€73.25

*	Thereof 72,420 SARs with a €72.54 exercise price and a weighted average remaining life of 3.4 years, 182,450 SARs with a €73.25 exercise price and a weighted average remaining life of 2.4 years and 95,530 SARs with a €74.59 exercise price and a weighted average remaining life of 4.5 years.
     Since October 1, 2005, SARs are remeasured to fair value at each reporting date until the award is settled. The fair value of SARs is based on a Black-Scholes option pricing model.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As of June 30, 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.
     Phantom stock
     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the nine months ended June 30, 2006, 33,153 phantom stock rights were granted and 619 phantom stock rights forfeited, resulting in a period-end balance of 60,771 phantom stock rights. None of the phantom stock rights were vested as of June 30, 2006.
     Since October 1, 2005, phantom stock rights are remeasured to fair value at each reporting date until the award is settled.
14. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2006	2005	2006	2005

Income from continuing operations	804	618	2,520	2,561
Plus: interest on dilutive convertible debt securities	5	5	16	16

Income from continuing operations plus effect of assumed conversions	809	623	2,536	2,577

Weighted average shares outstanding—basic	891,084	891,081	890,771	890,617
Effect of dilutive convertible debt securities and stock options	46,505	45,491	46,846	45,645

Weighted average shares outstanding—diluted	937,589	936,572	937,617	936,262

Basic earnings per share (from continuing operations)	0.90	0.69	2.83	2.88
Diluted earnings per share (from continuing operations)	0.86	0.67	2.70	2.75
15. Segment information
     As of fiscal 2006, the Company has thirteen reportable segments referred to as Groups as described in Note 1 (fourteen Groups prior to L&A’s dissolution – see below for further information). The Groups are organized based on the nature of products and services provided.
     Within the Operations component, Siemens has eleven Groups (twelve Groups prior to L&A’s dissolution). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electronics and electrical engineering business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.
     As a result of changes in the Company’s management approach, various modifications were made to the Groups. Based on a decision of the Managing Board in the fourth quarter of fiscal 2005, L&A was dissolved effective October 1, 2005. The Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D. In addition, following an intensive analysis by the Managing Board associated with the strategic reorientation of Com’s operations, the division Siemens Home and Office Communication Devices was reclassified from Com to Other Operations as of June 30, 2006. Prior-year information was reclassified for comparability purposes.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As discussed in Note 2, Com’s former MD business is reported as discontinued operations. Current and prior-year Segment disclosure excludes the applicable information included in the Company’s financial statement presentation.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision-maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups because the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs, including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.
     Furthermore, income taxes are excluded from Group profit because tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
     The Managing Board also uses net capital employed as an additional measure to assess the capital intensity of the Operations Groups. Its definition corresponds to the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax-related liabilities (e.g. accounts payable) and certain accruals (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
     Other Operations refers primarily to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the investment in Infineon Technologies AG, which was included in Corporate Items prior to its sale (see Note 6, Marketable securities for further information).
Reconciliation to financial statements
     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as corporate headquarters costs.
     Corporate items include corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
the consolidation of transactions within the Operations component.
Corporate items, pensions and eliminations in the column Group profit consists of:

	Nine months ended June 30,
	2006	2005

Corporate items	(251)	(421)
Pensions	(482)	(388)
Eliminations	(32)	2

	(765)	(807)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	June 30,	September 30,
	2006	2005

Total assets of Operations	82,338	81,454

Asset-based adjustments
Intracompany financing receivables and investments	(15,859)	(16,987)
Tax related assets	(6,861)	(6,779)
Liability-based adjustments
Pension plans and similar commitments	(5,123)	(4,917)
Accruals	(6,240)	(7,055)
Liabilities to third parties	(27,013)	(24,093)
Assets and Liabilities held for disposal	1,017	44

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(60,079)	(59,787)
Net capital employed of Corporate items, pensions and eliminations	5,201	3,690

Net capital employed of Operations Groups	27,460	25,357

     The following table reconciles net cash from operating and investing activities, capital spending and amortization, depreciation and impairments of the Operations and Financing and Real Estate components as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating and				Amortization, depreciation and
	investing activities		Capital spending		impairments
	Nine months ended June 30,		Nine months ended June 30,		Nine months ended June 30,
	2006	2005	2006	2005	2006	2005

Total Operations - continuing	753	(2,050)	3,068	3,260	1,919	1,727
Total Operations - discontinued	(316)	(793)	5	81	5	262	*

Total Operations	437	(2,843)	3,073	3,341	1,924	1,989
Total Financing and Real Estate - continuing	84	(127)	546	410	325	282
Total Financing and Real Estate - discontinued	—	4	—	—	—	1

Total Financing and Real Estate	84	(123)	546	410	325	283
Eliminations, reclassifications and Corporate Treasury	512	29	—	—	—	—

Siemens Consolidated Statements of Cash Flow	1,033	(2,937)	3,619	3,751	2,249	2,272

*	Including €200 for write-downs of long-lived assets and a goodwill impairment.
     Financing and Real Estate
          The Company’s performance measurement for its Financing and Real Estate Groups is Income before

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and interest expense are important sources of revenue and expense, respectively, for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.
16. Subsequent event
     At the end of July 2006, Siemens completed the acquisition of the immunodiagnostics provider Diagnostic Products Corporation (DPC), USA, for a preliminary purchase price of approximately U.S.$1.9 billion (approximately €1.5 billion) payable in cash. DPC, now a wholly owned subsidiary of Siemens, will be integrated into Med.

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2006			Fiscal year 2005
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net sales (in millions of €)	21,173	21,510	20,719	22,106	18,583	17,726	17,030
Income from continuing operations	804	901	815	497	618	860	1,083
Net income (in millions of €)	792	887	813	77	389	781	1,001
Net cash from operating and investing activities (in millions of €)(1)	1,768	401	(820)	659	(284)	142	(2,006)

Key capital market data
Basic earnings per share(1)	0.90	1.01	0.92	0.56	0.69	0.96	1.22
Diluted earnings per share(1)	0.86	0.97	0.87	0.54	0.67	0.92	1.16

Siemens stock price (2)
High	79.77	79.25	73.78	66.18	63.20	63.60	62.54
Low	61.37	70.00	60.08	60.28	56.20	59.08	57.50
Period-end	68.03	77.04	72.40	64.10	60.34	61.05	62.38
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	– 6.90	– 2.08	5.61	– 3.20	– 6.12	– 3.80	– 3.47
Compared to Dow Jones STOXX® index	– 8.78	– 0.15	8.28	– 1.46	– 7.23	– 6.68	– 0.01

Number of shares issued (in millions)	891	891	891	891	891	891	891
Market capitalization (in millions of €)(3)	60,620	68,649	64,435	57,118	53,768	54,400	55,492

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1) Continuing operations.

(2) XETRA closing prices, Frankfurt.

(3) Based on shares outstanding.

Supervisory Board and Managing Board changes
Supervisory Board changes
     Effective January 26, 2006, the substitute member of the Supervisory Board, Thomas Rackow, succeeded Klaus Wigand as member of the Supervisory Board of the Company.
Managing Board changes
     Joe Kaeser was appointed member of the Managing Board of the Company as of May 1, 2006, succeeding Heinz-Joachim Neubürger as CFO and member of the Corporate Executive Committee. This election was approved at the meeting of the Supervisory Board on April 26, 2006. Heinz-Joachim Neubürger left the Managing Board of Siemens AG effective April 30, 2006.
     Effective May 1, 2006, Eduardo Montes was appointed member of the Managing Board of the Company. This election was approved at the meeting of the Supervisory Board on April 26, 2006.
     Effective May 1, 2006, Hermann Requardt was appointed member of the Managing Board of the Company. This election was approved at the meeting of the Supervisory Board on April 26, 2006. Hermann Requardt was also elected as member of the Corporate Executive Committee effective October 1, 2006. This election was approved at the meeting of the Supervisory Board on July 26, 2006.
     The term of office of Edward G. Krubasik as member of both the Managing Board of the Company and the Corporate Executive Committee will expire on September 30, 2006. The term of office of Claus Weyrich as member of the Managing Board of the Company will also expire on September 30, 2006.

Siemens financial calendar*

Preliminary figures for fiscal year/Press conference	Nov. 9, 2006
Annual Shareholders’ Meeting for fiscal 2006	Jan. 25, 2007

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet                          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2006 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 2, 2006	/s/ Dr. Ralf P. Thomas

	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling